UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CHANGES IN THE COMPOSITION OF THE BOARD OF DIRECTORS

TIM S.A. (“TIM” or “Companhia”) (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law no. 6.404/1976, the provisions of CVM Resolution no. 44, and article 26 of the New Market Regulations, it informs its shareholders, the market in general, and other interested parties that:

Today, Mr. Nicandro Durante submitted his resignation to the Company from his positions as member and Chairman of the Board of Directors, as well as from the positions he held on the Company's committees, namely: Chairman of the Compensation Committee, Chairman of the Environmental, Social & Governance Committee, and member of the Statutory Audit Committee, all effective from March 31, 2026.

Following the aforementioned resignation, the Company's Board of Directors elected Mr. Adrian Calaza as Chairman and Mr. Camillo Greco to the position of member of the Board of Directors, both effective from March 31, 2026.

Mr. Camillo Greco holds a degree in Economics from La Sapienza University of Rome (1997) and completed an Executive MBA at INSEAD (2005). In 1996, he began his career at JP Morgan, where over the years he assumed increasing responsibilities in Investment Banking, both in London and Milan, as Global Head of Consumer Investment Banking, Head of Consumer and Retail for EMEA, Senior Co-Director for Italy, and Head of the Mergers and Acquisitions Advisory Team. He joined the Poste Italiane Group in July 2020 as Deputy Chief Financial Officer and Head of Financial Holdings.

TIM expresses its gratitude to Mr. Nicandro Durante for his commitment and dedication in performing his duties at the Company and wishes him success in his future career.

The Company will keep its shareholders and the market in general duly informed about relevant updates related to its leadership, in accordance with CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, February 25th, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer